82-3822

British Columbia Securities Commission

02 APR 18

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protect
information requested on this form is
used for the purpose of administering
the collection or use of this informati
Financial Reporting (604-899-6729),
West Georgia Street, Vancouver, BC
Columbia 1-800-373-6393.

02028515

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

SUPPL

PROCESSED MAY 01 2002 THOMSON FINANCIAL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	January 31, 2002	March 28, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/03/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Christopher B. Chu"	Christopher B. Chu	02/03/28

4/19

(Electronic signatures should be entered in "quotations".)

NOVAWEST RESOURCES INC.
BALANCE SHEET
JANUARY 31, 2002
(UNAUDITED – E & OE)

	2002 (Unaudited) Jan. 31, 2002	2001 (Audited) Oct. 31, 2001
ASSETS		
Current		
Cash	$ 38,800	$ 59,898
Prepaid expenses & deposits	11,313	16,288
Accounts receivable	46,315	41,750
Capital Assets	7,618	4,880
Mineral Claims	945,563	900,663
Deferred Exploration & Development	2,004,155	1,980,465
	$ 3,053,764	$ 3,003,944
LIABILITIES		
Current		
Accounts Payable & Accrued Liabilities	$ 265,307	$ 282,505
Income Taxes Payable	26,188	26,188
Notes Payable	247,350	247,350
	538,845	573,570
SHAREHOLDERS' EQUITY		
Share Capital	7,994,017	7,886,017
Share Subscriptions	45,000	25,000
Share Issue Costs	---	---
Deficit	(5,524,098)	(5,463,116)
	2,514,919	2,447,901
	$ 3,053,764	$ 3,003,944

"Patrick D. O'Brien"
Director

"Christopher B. Chu"
Director

Prepared by management without audit.

NOVAWEST RESOURCES INC.
STATEMENT OF LOSS & DEFICIT
THREE MONTHS ENDED JANUARY 31, 2002
(UNAUDITED – E & OE)

	2002	2001
Revenue		
Other Income	$ 1,000	(300)
Expenses		
Bank & Interest Charges	$ 181	$ 63
Consulting Fees	---	4,450
Accommodation	4,330	1,962
Advertising	---	200
Finance Fees	---	---
Management Fees	15,000	15,000
Equipment Lease	1,809	1,612
Investor Relations	---	---
Legal & Audit	1,138	(2,554)
Miscellaneous	---	---
Office Expenses & Administration	9,555	4,985
Courier	346	232
Postage	664	75
Property Taxes	---	5,400
Office Rent	2,700	2,700
Promotion	---	---
Subscriptions & Dues	79	900
Telephone	4,951	4,055
Transfer & Filing	3,770	8,168
Trade Shows	2,478	---
Transportation	2,471	3,234
Wages	12,110	8,054
	61,982	58,536
Net Loss	60,982	58,236
Deficit, Beginning of Period	5,463,116	5,044,065
Deficit, End of Period	$ 5,524,098	$ 5,102,301
Loss per Share	$0.01	$0.01

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	January 31, 2002	March 28, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/03/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Christopher B. Chu"	Christopher B. Chu	02/03/28

(Electronic signatures should be entered in "quotations".)

SCHEDULE B – SUPPLEMENTARY INFORMATION – January 31, 2002

1. A) A total of $ 15,000 was paid to a senior officer of the Company for management fees for the period from November 1, 2001 to January 31, 2002. A total of $4,550 was paid to the spouse of a senior officer of the Company for office and computer related services for the period from November 1, 2001 to January 31, 2002.

B) In the period from November 1, 2001 to January 31, 2002, $23,690 in deferred exploration and development expenses was incurred as follows:

Opening Balance			$ 1,980,465
Raglan Project:			
	Site Storage	648	
	Consulting Geologist	300	
	Quebec Taxes	5,098	
	Maps	320	$ 6,366
GoldenPoly Project:			
	Core Storage	150	
	Consulting Geologist	1,442	$ 1,592
Bucke Pipe Project:			
	Couriering Samples	16	$ 16
Nickel Royale Project:			
	Consulting Geologist	13,828	
	Assaying	1,888	$ 15,716
Closing Balance			$ 2,004,155

C) Mineral Properties Investment

PROPERTY	JANUARY 31/02	JANUARY 31/01
Raglan Assemblage - Lac Nuvilik	$ 48,667	$ 38,667
- Delta	156,860	146,860
- Sub	82,100	72,100
- Kozmo	39,900	17,000
- EastBridge	8,260	8,260
- Checkmate	51,500	
- Richrock	16,500	
- Yee	37,683	
Timmins Assemblage - Golden Peak	59,000	59,000
- Golden Nova	26,700	26,700
Bucke Pipe Project	64,850	64,850
Golden Vista Project	30,750	30,750
GoldStock Project	58,840	56,400
GoldenPoly Project	116,860	112,360
Pense Project	25,000	25,000
KC2 South Project	1	1
KC2 North Project	---	8,300
Lac Rocher Project	102,113	102,113
Nickel Royale Project	19,629	---
TOTAL INVESTMENT	$ 945,213	$ 768,361

2. A) Summary of Securities issued during the period:

Date	Description	Price	# of Shares	Total Proceeds	Type of Consideration	Commission Paid
11/09/01	Property Payment	$ 0.13	55,000	$ 7,150	Common Stock	Nil
11/21/01	Private Placement	$ 0.12	300,000	$ 36,000	Common Stock	Nil
01/18/02	Private Placement	$ 0.13	400,000	$ 52,000	Common Stock	Nil
01/23/02	Property Payment	$ 0.25	50,000	$ 12,500	Common Stock	Nil
11/21/01	Private Placement Units	$ 0.15	300,000	N/A	Warrants	Nil
18/01/02	Private Placement Units	$ 0.13	400,000	N/A	Warrants	Nil

B) Summary of Options Granted During the period:

Nil.

3. A) Particulars of Authorized Capital and summary of Shares Issued:

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of January 31, 2002, 24,056,600 common shares without par value were issued and outstanding.

B) Summary of Options, Warrants and Convertible Securities Outstanding:

Nature	Number	Exercise Price	Expiry Date
Options	744,000	$ 0.18	21/09/03
Options	99,500	$ 0.18	13/05/04
Options	75,000	$ 0.20	05/01/05
Options	335,000	$ 0.10	13/12/05
Options	85,000	$ 0.13	19/01/06
Options	220,000	$ 0.17	01/03/06
Options	504,680	$ 0.10	17/04/06
Options	330,000	$ 0.10	07/09/06
Warrants	200,000	$ 0.20	19/05/02
Warrants	186,665	$ 0.20	30/06/03
Warrants	637,500	$ 0.20	30/06/03
Warrants	1,000,000	$ 0.20	22/11/04
Warrants	375,000	$ 0.20	26/06/05
Warrants	300,000	$ 0.15	23/10/05
Warrants	266,664	$ 0.20	01/11/05
Warrants	300,000	$ 0.13	29/11/05
Warrants	200,000	$ 0.14	12/04/06
Warrants	1,050,000	$ 0.12	09/05/06
Warrants	250,000	$ 0.12	22/06/06
Warrants	400,000	$ 0.12	19/07/06
Warrants	300,000	$ 0.15	06/11/06
Warrants	400,000	$ 0.13	18/01/07

C) Total Number of Shares in Escrow or Subject to Pooling Agreement:

The Company's Registrar and Transfer Agent, Pacific Corporate Trust Company holds a total of Nil shares in escrow. There are no shares subject to any pooling agreement.

D) List of Directors:

Patrick D. O'Brien
Christopher B. Chu
Frank P. Puskas
Jerry Dibble

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

FOR QUARTER ENDED JANUARY 31, 2002

This discussion should be read in conjunction with the financial statements of the Company and related notes herein for the period. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars.

Introduction

Novawest Resources Inc. is in the mineral exploration business, focusing at this time on projects in the provinces of Ontario and Quebec, Canada. The Company is engaged in the acquisition, exploration and development of base metal, precious metal and diamond properties. The recovery of the Company's investment in resource properties and the attainment of profitable operations is dependent upon the discovery, development, and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events. At this time the company does not own any operating mines and therefore does not realize any revenue from mineral production or sales.

The Company's principal assets include a one hundred percent interest the Raglan Assemblage in northern Quebec comprised of 7 exploration permits and 507 claims encompassing approximately six hundred square kilometres (150,000 acres), a twenty-five percent interest in the Lac Rocher Assemblage in Quebec, a one hundred percent interest in the Nickel Royale, Golden Poly, GoldStock, Timmins Assemblage and Bucke Pipe properties in and around Marathon, Kirkland Lake and Timmins in Ontario, Canada.

In the period of this discussion the Company's deferred exploration expenditures of $23,690 compared with $35,985 in the same period a year earlier, were spent primarily on the Raglan Project, Golden Poly Project and the Nickel Royale Project and on maintenance of the company's other properties. Other properties were either dropped or placed in maintenance mode. The Company invested $49,968 in cash and stock to stake and maintain by way of property payments on it's Golden Poly, Raglan, and Nickel Royale Projects in the quarter ended January 31, 2002.

The mineral exploration sector continues to challenge all participants including our Company. Financing of operation and exploration expenditures continues to be difficult for companies in the sector due to depressed markets and weak commodity prices. However, recent strengthening in the prices of nickel, platinum and palladium has been encouraging. The Company's management has however, been able to adequately carry out its business affairs despite the constraints placed on it.

At January 31, 2002 there are 24,056,600 common shares outstanding (32,315,609 fully diluted) compared to 20,343,947 (25,996,609 fully diluted) at the end of the period in the previous year. There are 2,393,180 options in favour of Directors and Employees and 5,865,829 warrants outstanding at the end of the period.

During the period the Company's management has looked at several opportunities to diversify the Company's business activities. To date, management continues to favour opportunities that in some way compliment the existing activities of the Company and has therefore chosen not to pursue changing the Company's focus from the resource sector.

The company has currently engaged a web designer to re-design the company's website. The new state of the art website will utilize the latest technology and be designed to inform and educate existing and potential shareholders on the company and the industry in which the company is engaged. The website will incorporate maps and pictures of the company's various exploration projects and will provide the investing public with an exciting source of useful resources for making informed investment decisions. It is expected the website will be launched by Summer 2002.

Results of Operations

The Company raised $128,000 from the issuance of shares during the period. The Company paid a total of $15,000 to a company controlled by a senior officer of the Company for management fees for the period from November 1, 2001 to January 31, 2002. A total of $4,550 was paid for secretarial and office services to a company controlled by a member of the immediate family of the company's president.

Directors and employees perform the Company's investor relation activities; therefore during the period no consulting investor relations' services were engaged. The Company's endeavours consisted of the dissemination of information to shareholders and prospective investors through brochures, press releases and maps as well as in trade shows. The Company prepares and publishes most material in-house. During the period the Company distributed a considerable number of corporate packages in order to raise public interest.

Financing Activities

During the period ending January 31, 2002 the Company issued 700,000 common shares for proceeds of $88,000 compared to the same period in the previous year when the Company issued 1,674,997 shares for proceeds of $258,500. The Company incurred no finance fees with regard to the raising funds in the period.

Liquidity and Capital Resources

The Company had a working capital deficit at the end of the period January 31, 2002 of $242,417 compared to $255,562 at the end of the same period a year earlier. Cash on hand at the end of the period was $38,800 compared with $60,594 at the end of the period in the previous year. The company has near term debt of $200,000 by way of a promissory note due June 5, 2000, with interest accrued at 10% per annum payable annually and second promissory note outstanding due September 9, 2001 in the amount of $47,350 with interest accrued at 10% per annum payable annually. Both of the notes are payable to a company controlled by the company's president. In consideration for the loan the Company has issued 66,666 shares to the lender. In consideration for the smaller loan the company issued 43,045 shares to the lender.

Investing in the acquisition, exploration and development of mineral properties is a capital intense business and the Company is in an ongoing capital raising position. Further financing for exploration will depend on near-term exploration results, metal prices, financial markets for junior resources companies, as well as the perceived risk associated with mineral exploration.

The Company is in the exploration stage of development and does not receive nor does it anticipate receiving any revenue in the coming year from mineral sales. As the Company's interests are not generating cash flow, the Company is dependent on equity financing through existing and new shareholders as well as third party financing and cost sharing arrangements to fund its work programs and operations beyond those which will be financed from existing cash resources and receivables. The principal source of funding planned for the fiscal 2002 year and beyond will be through private placements, the exercise of warrants and the optioning or joint venturing of mineral properties.

Acquisitions and Divestitures

Notwithstanding the severe limitations on companies in the mineral sector to raise capital the Company continued to review new opportunities in order to develop further its portfolio of mineral exploration properties.

The Company did not acquire any new exploration property during the period.

The Company is continuously reassessing its property portfolio in order to assess and prioritize its holdings. Some low-priority properties may be dropped should the prolonged downturn in the resource sector become evident, however management is of the opinion that the metal markets appear to be poised for a notable correction. The Company's share price is expected to recover accordingly.

Exploration Activities

The Company's exploration activities during the period ending January 31, 2002 were primarily focused on the Nickel Royale project near Schrieber, Ontario. The company undertook a field exploration program and assayed a number of surface samples. The surface samples yielded assays of up to 6.23% Ni, 2.48% Cu, 0.34% Co and PGMs were confirmed also. The reader is referred to the company's January 2, 2002 press release for more complete details on the program and the sampling. The company is now planning a follow up drill program. .

Subsequent Events

In February 2002 the company announced the appointment of Mr. Jerry Dibble to the company's Board of Directors. Mr. Dibble brings a wealth of knowledge and expertise to the Board. He has more than fourteen years experience in investor relations and public relations, as well as four years of investment banking and S.E.C. regulatory filings. Mr. Dibble is licensed as a Series 7 Broker and was formerly employed in the Houston, Texas office of A.G. Edwards and Sons, a large, highly respected national U.S. Broker/Dealer. Prior to that Mr. Dibble served as Executive V.P. of American Bank & Savings in the capacities of Chairman of the Real Estate Department and Operations Officer/New Loans. Mr. Dibble currently specializes in such areas of expertise as Corporate Communications, Information Technology (IT) and Corporate Finance. His contacts throughout North America and internationally will prove invaluable to NovaWest's goal of enhancing shareholder value through corporate development, corporate communications and project financing strategies.

In February 2002 the company announced and closed a private placement of $100,500 by way of issuance of 670,000 units priced at $0.15 per unit. The placees for the private placement were two of the company's directors, Patrick O'Brien ($93,000), Frank Puskas ($7,500).

Legal Matters

The company has no outstanding legal matters and is not aware of any business matters that would result in legal actions at this time.

Risks and Uncertainties

The future success of the Company's activities is subject to a number of risk factors typical of the mineral resource sector. These include the extent to which it can outline natural resources on its properties and establish the economic viability of developing those properties, the company's ability to obtain necessary financing or to find strategic partners. In addition, any development of a mineral resource may take years to complete and the resulting income, if any, from the Company's investments is difficult to determine with any certainty at this time. The sales value of any mineral resources produced by the Company is largely dependent upon factors that are beyond the control of the Company, for example, costs of development, operating costs and the market value of minerals and metals produced.

Outlook

Novawest expects to continue to invest in exploration and mining-related investments and to seek appropriate opportunities to acquire and explore new Canadian mineral claims and properties. Management recognizes the low cash position of the Company and the fact that the Company is active in a cash intensive industry, a condition also being faced by many of the company's competitors.

Management will be spending a considerable amount of its energies addressing this matter. During this fiscal year the Company plans to initiate private placements and public offerings to maintain and increase its pace of mineral exploration and development. It is anticipated that the Company will need to raise approximately $0.50 million of working capital in the coming year. In addition to the raising of working capital the company has undertaken a program to seek joint venture partners for a number of its projects including the Raglan, Nickel Royale and Bucke Pipe.

In view of the current adverse sentiment that affects junior resource companies and their ability to raise equity finance, there can be no assurance that any future funding required by the Company will be made available to it, and, if such funding is available, that it will be offered on reasonable terms or that the Company will be able to secure such funding through third party financing or cost sharing arrangements.

The exploration potential of the Company's property portfolio is considered to have significant geological merit. The Company plans to undertake exploration programs on its Raglan, Golden Poly, GoldStock, Bucke, and Nickel Royale properties in the coming year. Exploration expenditures on other properties in the Company's portfolio are expected to be minimal yet enough to keep the majority of these properties in good standing. The Company plans to continue working toward fulfilling its mission of increasing shareholder value through the acquisition, exploration and development of quality mineral properties.

Management and the Board of Directors sincerely thank Novawest's shareholders for their continued support.

On Behalf of Management and The Board of Directors

"Patrick D. O'Brien"

Patrick D. O'Brien
President/CEO